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CUSIP No. 383482106                                           Page 1 of 27 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Gothic Energy Corporation
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                    383482106
                                 (CUSIP Number)

Michael H. de Havenon                                Othon A. Prounis, Esq.
Kulen Capital, L.P.                                  Reboul, MacMurray, Hewitt,
45 Rockefeller Plaza                                   Maynard & Kristol
9th Floor                                            45 Rockefeller Plaza
New York, New York  10111                            New York, New York  10111
Tel. (212) 841-5700                                  Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 2, 1997
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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CUSIP No. 383482106                                           Page 2 of 27 Pages



--------------------------------------------------------------------------------
1)   Name of Reporting Person               Kulen Capital, L.P.
      S.S. or I.R.S. Identification
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ ]
      if a Member of a Group                     (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)    Source of Funds                       WC
--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings is                  Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                       Delaware
--------------------------------------------------------------------------------
Number of                     7)   Sole Voting        1,000,000 shares
Shares Beneficially                Power              of Common Stock
Owned by
Reporting Person:             --------------------------------------------------
                              8)   Shared Voting
                                    Power                    -0-
                              --------------------------------------------------
                              9)   Sole Disposi-      1,000,000 shares
                                    tive Power        of Common Stock
                              --------------------------------------------------
                              10)  Shared Dis-
                                    positive Power           -0-
                              --------------------------------------------------
11)  Aggregate Amount Beneficially                    1,000,000 shares
      Owned by Reporting Person:                      of Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                             8.1%
      Amount in Row (11)
--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                     PN
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CUSIP No. 383482106                                           Page 3 of 27 Pages



                                  Schedule 13D


Item 1. Security and Issuer.

            This statement relates to the common stock (the "Common Stock") of Gothic Energy Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105.

Item 2. Identity and Background.

            (a) The undersigned hereby files this Schedule 13D on behalf of Kulen Capital, L.P., a Delaware limited partnership ("Kulen" or the "Reporting Person"). The sole general partner of Kulen is Kulen Associates, L.L.C., a Delaware limited liability company ("KAL"). The sole members of KAL are Michael
H. de Havenon and Robert Everett.

            (b) The principal business of Kulen is a private investment partnership. The principal business of KAL is to act as the general partner of Kulen. The principal occupations of Messrs. de Havenon and Everett are to act as the members of KAL.

            (c) The principal business address of Kulen, KAL and Messrs. de Havenon and Everett is 45 Rockefeller Plaza, 9th
Floor, New York, New York  10111.

            (d) Neither the Reporting Person nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither the Reporting Person nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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CUSIP No. 383482106                                           Page 4 of 27 Pages



Item 3. Source and Amount of Funds or Other Consideration.

            On January 2, 1997 the Reporting Person acquired 1,000,000 shares of Common Stock (the "Shares") pursuant to an Assignment and Assumption Agreement dated as of December 27, 1996, among the Reporting Person, Merrill Lynch Capital Corporation, a Delaware corporation, formerly called Merrill Lynch Interfunding Inc. ("MLCC"), and Merrill Lynch Portfolio Management Inc. ("MLPM") (the "Assignment Agreement"). A draft copy of the Assignment Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. MLCC and MLPM may hereinafter be referred to collectively as the "Sellers". Pursuant to the terms of the Assignment Agreement, the Sellers agreed to sell, and the Reporting Person agreed to buy, the Sellers' right, title and interest in, to and under certain equity and debt securities and instruments (the "Transferred Securities") and certain related agreements (the "Transferred Agreements"). The Reporting Person also agreed to assume certain obligations and liabilities of the Sellers with respect to the Transferred Securities and Transferred Agreements. The Shares were included among the Transferred Securities. The aggregate purchase price paid by the Reporting Person under the Assignment Agreement was $22,000,000, and the source of such funds was the Reporting Person's funds available for investment.

Item 4. Purpose of Transaction.

            The Reporting Person acquired the Shares in the transaction described in Item 3 above for investment purposes.

Item 5. Interest in Securities of the Issuer.

            (a) Based on a total of 12,358,928 shares of Common Stock outstanding as of December 31, 1996, Kulen owns 1,000,000 shares of Common Stock, or approximately 8.1% of the Common Stock outstanding. KAL, as the sole general partner of Kulen, may be deemed to beneficially own the securities owned by Kulen.

            (b) The members of KAL may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above. Each of the members of KAL disclaims beneficial ownership of all shares other than any shares he owns directly (if any) or by virtue of his indirect pro rata interest, as a member of KAL, in the shares owned by Kulen.

            (c) Except as described in this statement, neither the
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CUSIP No. 383482106                                           Page 5 of 27 Pages



Reporting Person nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days.

            (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds from sales of the shares of Common Stock owned by Kulen.

            (e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings
            or Relationships with Respect to
            Securities of the Issuer.

            On November 13, 1995 the Issuer filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission in connection with its public offering of units comprised of Common Stock and warrants to purchase Common Stock (the "Public Offering"). On October 18, 1995 MLCC entered into an agreement with the Issuer (the "Lock-Up and Registration Rights Agreement"), pursuant to which MLCC agreed (i) to refrain from exercising certain registration rights in connection with the Public Offering and (ii) not to sell or otherwise dispose of any of the Shares for a period of thirteen months after the effective date of the Public Offering, except in a private transaction in which the proposed transferee agreed to be bound by the transfer and resale restrictions imposed on MLCC by the Lock-Up and Registration Rights Agreement. The Lock-Up and Registration Rights Agreement is incorporated herein as Exhibit
B hereto by reference to Exhibit A to Amendment No. 1 to the Schedule 13D of
MLCC with respect to the Issuer, as filed with the Securities and Exchange Commission on December 21, 1995, and any description thereof is qualified in its entirety by reference thereto. After the expiration of thirteen months after the effective date of the Public Offering (or the termination of MLCC's transfer and resale restrictions, as described in the Lock-Up and Registration Rights Agreement), MLCC had the right to request that the Issuer effect the registration under the Securities Act of 1933, as amended, of all of the Shares then held by MLCC. The Lock-Up and Registration Rights Agreement is a
Transferred Agreement as defined in the Assignment Agreement, and the Reporting Person has assumed MLCC's rights and obligations thereunder in accordance with the provisions of the Assignment Agreement.
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CUSIP No. 383482106                                           Page 6 of 27 Pages


Item 7. Material to be Filed as Exhibits.

            Exhibit A - Assignment Agreement (Appears at Page 8)

            Exhibit B - Lock-Up and Registration Rights Agreement (Incorporated by reference to Exhibit A to the Schedule 13D of MLCC with respect to the
Issuer, as filed with the Securities and Exchange Commission on December 21, 1995.)
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CUSIP No. 383482106                                           Page 7 of 27 Pages


                                    Signature


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 1997


                                          KULEN CAPITAL, L.P.
                                          By Kulen Associates, L.L.C.,
                                                General Partner


                                          By:/s/ Michael de Havenon
                                             --------------------------------
                                             Name:  Michael de Havenon
                                             Title:  Member